Exhibit 99.3

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration No. 333-117509, 333-130852, 333-136684 and 333-152820) of Elbit Imaging Ltd. of our report dated February 8, 2011, relating to the financial statements of EDT Retail Trust (formerly Macquarie DDR Trust) which appears in the Current Report on Form 6-K of Elbit Imaging Ltd. dated February 9, 2011.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers

Sydney, Australia
February 9, 2011